UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FGL HOLDINGS

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares

(Title of Class of Securities)

ISIN KYG3402M1107*

(CUSIP Number of Class of Securities)

Christopher J. Littlefield

President and Chief Executive Officer

FGL Holdings

4th Floor, Boundary Hall, Cricket Square,

P.O. Box 1093, Grand Cayman, KY1-1102, Cayman Islands,

1 (345) 947-5614

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction valuation**	Amount of filing fee***
$103,135,251	$12,840

*	The equity warrants of FGL Holdings have an International Securities Identification Number (“ISIN”) but do not have a CUSIP number.
**

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the exchange of a total of 70,883,334 warrants to purchase ordinary shares. The transaction value was determined by using the average of the high and low prices of the warrants as reported on the New York Stock Exchange on August 29, 2018, which was $1.455.

***	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $124.50 per million dollars of the transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,840	Filing Party: FGL Holdings
Form or Registration No.: Schedule TO-I	Date Filed: September 6, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendments to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) hereby amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by FGL Holdings (the “Company” or “FGL Holdings”) with the Securities and Exchange Commission (the “SEC”) on September 6, 2018, as amended and supplemented by Amendment No. 1 filed by the Company with the SEC on September 21, 2018. The Schedule TO is filed pursuant to Rule 13e-3 and Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer to exchange, for a combination of cash and ordinary shares, any and all of FGL Holdings’ 70,883,334 outstanding warrants, each to purchase one ordinary share (the “Warrants”), for 0.11 of the Company’s ordinary shares, par value $0.0001 per share (the “Exchange Shares”) and $0.98 in cash, without interest (together with the Exchange Shares, the “Exchange Consideration”) per Warrant. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Exchange dated September 6, 2018 (the “Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-3(d)(1) and Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Exchange is incorporated by reference in response to all of the items in this Schedule TO, and is supplemented only by those items specifically provided in this Amendment.

Items 1 through 11 and Item 13.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

The Offer expired at Midnight, New York City time, on October 4, 2018. Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 65,373,565 Warrants were properly tendered and not properly withdrawn prior to the expiration of the Offer. The Company accepted for exchange all such Warrants and will issue an aggregate of 7,191,070 Exchange Shares, representing approximately 3.4% of the ordinary shares outstanding after such issuance, and will pay an aggregate amount of approximately $64.1 million in cash, in exchange for the Warrants tendered. Delivery of the Exchange Consideration will be made promptly.

On October 5, 2018, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(5)(B)	Press Release, dated October 5, 2018, announcing the final results of the exchange offer for FGL Holdings warrants.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2018

FGL Holdings

By:	/s/ Dennis R. Vigneau
Name:	Dennis R. Vigneau
Title:	Chief Financial Officer